Filed by Axiom Intelligence Acquisition Corp 1

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Axiom Intelligence Acquisition Corp 1

(Commission File No. 001-42708)

ntv interview transcript | Ulrich Reitz & Markus Pflitsch | EFES 2026

Interviewer: What role does quantum technology play in all of this?

Markus Pflitsch: Yes, quantum will play a central role in these fields because robots also need an operating system. They need software to run on, and algorithms that control them. When we look at these highly complex environments, especially when we are talking about large fleets of robots that need to be coordinated, we are dealing with extremely complex data analytics. That is what AI does. But AI is already reaching its limits in certain areas. This is where quantum computers come in, enabling the next level of artificial intelligence.

Interviewer: When people look at robots today, many are not entirely convinced that they are already capable of making a meaningful contribution in the workplace. Do you have a different impression?

Markus Pflitsch: Yes, I believe that a great deal is happening around the world, and we do not always have full visibility into what is already possible. I expect developments in this field to accelerate dramatically, much like what we have seen with AI models and tools over the past few years. When these two technologies come together, I believe they will create an enormous wave of innovation, one that we absolutely need to be part of.

Interviewer: Can Germany still keep up, or has the game already been won elsewhere?

Markus Pflitsch: I am a convinced European, and naturally I want Germany and Europe to play an active role in this race. To be honest, however, I believe we have already lost the classical AI race, that is, the user interfaces and the underlying algorithms that power these robots. Europe still possesses valuable data resources that others are eager to mine. But the tools used to extract value from that data, the AI tools themselves, are largely coming from the United States today. And I believe we cannot afford to let the same thing happen with quantum technology. Quantum computing represents the next deep-tech era, and we must make sure that Europe is part of it.

Interviewer: Terra Quantum plans to go public on Nasdaq in the second half of the year. Was Germany ever an option as a listing venue?

Markus Pflitsch: What we see very clearly, and this has also been discussed extensively here today, is that there is a significant funding gap between Europe and the United States. We have seen this in major listings, in company valuations, and in market multiples. But it is also a reflection of the fact that the U.S. market is a highly relevant and relatively homogeneous market that embraces innovation. And fostering innovation is not only a task for policymakers; companies themselves also need to be innovation-friendly. In that regard, the United States is a very attractive market. Given these realities, it is almost a natural decision to align yourself with the capital market where innovation, growth, and market openness are strongest.

Interviewer: Thank you very much, Markus Pflitsch.

Markus Pflitsch: Thank you.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “project,” “target,” “outlook,” “may,” “will,” “would,” “could,” “should,” or other similar words and expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination, including the anticipated timing and benefits of the transaction, Terra Quantum AG’s (“Terra Quantum” or the “Company”) future growth, financial performance, business strategy, market opportunities, and competitive position.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management as of the date of this communication, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement by and between Axiom Intelligence Acquisition Corp 1 (“Axiom”) and Terra Quantum (the “Business Combination Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Axiom or Terra Quantum or their respective directors or officers following the announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Axiom or other conditions to closing in the Business Combination Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the failure to consummate the proposed business combination, including the risk that the U.S. Securities and Exchange Commission (“SEC”) may object to the registration statement on Form F-4 (the “Registration Statement”); (v) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; (vi) the risk that the proposed business combination disrupts current plans and operations of Axiom or Terra Quantum as a result of the announcement and consummation of the proposed business combination; (vii) costs related to the proposed business combination; (viii) changes in applicable laws or regulations; (ix) the possibility that Axiom, Terra Quantum, or the combined company may be adversely affected by other economic, business, and/or competitive factors; (x) the ability of the combined company to meet the Nasdaq Stock Market’s listing standards following the consummation of the proposed business combination; (xi) the inability to realize the anticipated benefits of the proposed business combination, including due to failure to successfully integrate the businesses; (xii) risks related to the uncertainty of the projected financial information with respect to Terra Quantum; (xiii) risks related to Terra Quantum’s ability to develop, commercialize, and scale its quantum computing, quantum security, and AI-driven optimization solutions; (xiv) risks related to the emerging and evolving nature of the quantum technology industry, including uncertainty regarding market adoption, technological feasibility, and customer demand; (xv) risks related to Terra Quantum’s ability to protect and maintain its intellectual property and proprietary technology; (xvi) risks related to rapid technological change, competition, and evolving industry standards; (xvii) risks related to reliance on key personnel, scientific talent, strategic partners, and third-party infrastructure providers; and (xviii) other risks and uncertainties described in Axiom’s filings with the SEC, including under the heading “Risk Factors” in Axiom’s Annual Report on Form 10-K and subsequent filings with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Axiom nor Terra Quantum undertakes any duty to update these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed business combination, Axiom intends to file a Registration Statement with the SEC that will include a proxy statement/prospectus relating to the proposed business combination. INVESTORS AND STOCKHOLDERS OF AXIOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus will be mailed to stockholders of Axiom as of a record date to be established for voting on the proposed business combination and related matters.

Investors and stockholders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available) and other documents containing important information about Axiom, Terra Quantum, and the proposed business combination, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain copies of the documents filed with the SEC by Axiom free of charge by directing a written request to: Axiom Intelligence Acquisition Corp 1, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009 Cayman Islands, Attention: Richard Dodd, Executive Chairman / Doug Ward, Chief Executive Officer, or by visiting Axiom’s website at https://www.aiac1.com/.

Participants in the Solicitation

Axiom, Terra Quantum, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Axiom in connection with the proposed business combination. Investors and stockholders may obtain more detailed information regarding the names, affiliations, and interests of Axiom’s directors and executive officers in Axiom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 25, 2026, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies to Axiom’s stockholders in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Axiom’s directors and executive officers is contained in its filings with the SEC.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

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